Exhibit 23.01

The Board of Directors
Duratek, Inc.

        We consent to the use of our report dated February 24, 2004, with respect to the consolidated balance sheets of Duratek, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedules, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus. Our report refers to the Company's adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of January 1, 2003 and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

KPMG LLP
Baltimore, Maryland
March 17, 2004